Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933

Subject Company: IAMGold
IAMGold Commission File Number 1-31528

TSX: GSC	NEWS RELEASE	AMEX: GSS

FOR IMMEDIATE RELEASE: June 1, 2004

GOLDEN STAR REAFFIRMS MERITS OF
PROPOSAL TO IAMGOLD
Encouraged by Positive Capital Markets Response

Denver, June 1, 2004 — Golden Star Resources Ltd. (“Golden Star”) (TSX:GSC; AMEX:GSS) today said it was encouraged by the reaction of IAMGold shareholders to its proposal and reaffirmed the merits of a business combination with IAMGold Corporation (“IAMGold”) (TSX:IMG; AMEX:IAG).

“We are encouraged by the positive market response to our proposal and the enthusiastic reaction of IAMGold’s shareholders”, said Peter Bradford, President and Chief Executive Officer of Golden Star. “Golden Star is disappointed that the board of directors of IAMGold has elected so quickly not to pursue our proposal”.

“We continue to believe that Golden Star’s proposal is clearly superior for IAMGold shareholders when compared with the proposed business combination between IAMGold and Wheaton River Minerals Ltd. (“Wheaton River”). Although we would have preferred receiving board support we remain committed to our proposal subject to receiving appropriate support from IAMGold’s shareholders and we are optimistic about receiving that.”

The proposal Golden Star has made to IAMGold is a business combination whereby shareholders of IAMGold would receive 1.15 Golden Star common shares for each IAMGold common share, being a premium of 13% to IAMGold shareholders based on the closing market prices for the common shares of IAMGold and Golden Star on the Toronto Stock Exchange on May 27, 2004, immediately prior to Golden Star’s proposal.

A summary of the merits of the Golden Star Proposal include:

	Golden Star-IAMGold	IAMGold-Wheaton River
Premium	13% to IAMGold	25% to Wheaton River

IAMGold Shareholder Participation (Fully-Diluted)	53%	26%

Accretion/Dilution (NAVPS)	Accretive to IAMGold	Dilutive to IAMGold

Management	Experienced explorers, developers and operators	Lack of operating depth

Production	Pure gold	Gold, copper and silver

Synergies	US$8 million	None

Golden Star’s Response to IAMGold’s Stated Reasons for not Pursuing the Golden Star Proposal

Long Term Prospects of Golden Star-IAMGold

•	The West African operational fit of Golden Star’s assets with those of IAMGold is very attractive particularly when compared to the wide geographical dispersal of Wheaton River’s assets

•	Golden Star has an experienced management team with a history of successfully acquiring, constructing and operating gold mining assets in West Africa. IAMGold and Wheaton River offer limited operational and development experience

•	Under Golden Star’s proposal the combined company remains a pure gold play whereas an IAMGold-Wheaton River combination will involve a mix of base metals which trade at lower valuation multiples

•	The Golden Star proposal will create a new, substantially unhedged intermediate gold producer focused on West Africa with growing production of approximately 800,000 ounces in 2005 and beyond

Financial Strength of Golden Star-IAMGold

•	The Golden Star proposal offers a strong balance sheet with approximately US$200 million in cash and cash equivalents

•	In addition, potential synergies resulting in cost savings estimated at approximately US$8 million annually have already been identified

Accretion

•	The Golden Star proposal offers immediate and long term value to IAMGold shareholders as it is accretive to net asset value per share immediately and to cash flow per share from 2006 onwards

Development Opportunity

•	Golden Star has an enviable portfolio of exploration and development projects which provide a superior growth profile, and an experienced management team in place to deliver

Formal offer

•	While the IAMGold board has declined to pursue our proposal, we remain optimistic that the shareholders of IAMGold will continue to support our proposal

Superior Proposal

•	In taking the position that our proposal does not represent a “Superior Proposal” as defined in the arrangement agreement governing the IAMGold-Wheaton River transaction, the IAMGold board does not appear to have taken into account the change in the gold price and more specifically in the IAMGold share price since March 30, 2004, the date the IAMGold-Wheaton River transaction was announced

•	As the value of Golden Star’s proposal is equivalent to $10.26 per IAMGold share based on the closing price of Golden Star shares on the TSX on March 30, 2004, we continue to be of the belief that our proposal constitutes a “Superior Proposal”

•	The IAMGold-Wheaton River arrangement agreement may have inappropriately restricted the IAMGold board’s ability to consider alternative proposals

•	The failure to postpone the June 8th meeting to consider the IAMGold-Wheaton River transaction may deny shareholders of IAMGold an opportunity to obtain greater value for their IAMGold shares

About Golden Star

Golden Star holds a 90% equity interest in the Bogoso/Prestea open-pit gold mine and the nearby Wassa gold project, which is expected to commence production mid-year. Both mines are located in Ghana in the immediate vicinity of two of IAMGold’s joint venture mines. In addition, Golden Star has a majority interest in the currently inactive Prestea Underground Mine on the Bogoso/Prestea property, as well as gold exploration interests elsewhere in West Africa and in the Guiana Shield of South America. Golden Star has approximately 139 million common shares outstanding.

Cautionary Statements

Statements Regarding Forward-Looking Information: Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding estimated production, synergies and the accretive nature of the proposed transaction, the benefits of the transaction proposed by Golden Star and the development potential of Golden Star’s properties. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; fluctuations in gold price and costs; lack of IAMGold shareholder support for the transaction proposed by Golden Star; the business of Golden Star and IAMGold may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected combination benefits from the Golden Star/IAMGold transaction may not be fully realized or realized within the expected time frame. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Form 10-K for 2003. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star or IAMGold. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and offer to purchase and circular filed with Canadian securities regulatory authorities. Golden Star plans to file with the U.S. Securities and Exchange Commission a Registration Statement on SEC Form S-4, and expects to mail an Offer Circular and Prospectus to IAMGold stockholders concerning the proposed business combination with IAMGold. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER CIRCULAR AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star will be available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado USA 80127-6312, telephone no. (303) 830-9000.

For further information please contact:

GOLDEN STAR RESOURCES LTD.

Peter Bradford, President and Chief Executive Officer

+1 303 894 4613

Allan Marter, Senior Vice President and Chief Financial Officer

+1 303 894 4631

Bruce Higson-Smith, Vice President Corporate Development

+1 303 894 4622

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